Filed Pursuant to Rule 253(g)(2)
File No. 024-12789

OBSIDIAN PRIME INC.

A California Corporation

UP TO 75,000,000 SHARES OF COMMON STOCK

Offering Price: $1.00 per Share

Maximum Aggregate Offering: $75,000,000

OFFERING CIRCULAR SUPPLEMENT NO. 1

Dated August 28, 2026

TO THE OFFERING CIRCULAR DATED JUNE 22, 2026

This Offering Circular Supplement No. 1 (this "Supplement") supplements and should be read together with the Offering Circular of Obsidian Prime Inc. (the "Company") dated June 22, 2026, which was included in the Company's Offering Statement on Form 1-A, as amended, File No. 024-12789. The Company filed its final pre-qualification amendment on Form 1-A/A on August 4, 2026. The Securities and Exchange Commission qualified the Offering Statement on August 6, 2026 at 4:00 P.M.

This Supplement is being filed pursuant to Rule 253(g)(2) under Regulation A to update the Offering Circular with post-qualification information. On August 11, 2026, the Company filed a Form 8-A registering its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. The Form 8-A expressly relates to the Company's Regulation A Offering Statement, File No. 024-12789.

RECENT SERIES A FINANCING

Subsequent to the qualification of the Company's Offering Statement on August 6, 2026, the Company completed a separate Series A financing pursuant to which it issued 1,000,000 Series A shares at a purchase price of $1.00 per share, resulting in gross proceeds of $1,000,000 to the Company.

The Series A financing was separate from the securities offered pursuant to the Company's qualified Regulation A offering under SEC File No. 024-12789. The financing increased the Company's cash position and outstanding capitalization relative to the information reflected in the Offering Circular prior to qualification. The Company intends to use the proceeds for working capital, operations and business development, subject to the terms of the applicable financing documents.

This Supplement does not amend the price, maximum number of shares, maximum aggregate offering amount or other economic terms of the Company's Regulation A offering. The Series A financing described above is a separate financing transaction and is disclosed here as post-qualification information.

Except as described in this Supplement, the Company has not changed the offering price, maximum number of shares offered, maximum aggregate offering amount, plan of distribution, investor limitations, or other material economic terms of the Regulation A offering described in the Offering Circular. The Company continues to offer up to 75,000,000 shares of Common Stock at $1.00 per share, for a maximum aggregate offering amount of $75,000,000, on a best-efforts basis with no minimum offering amount and without an underwriter, as described in the Offering Circular.

Registration of the Common Stock under Section 12(g) does not itself establish DTC eligibility, create a public trading market, constitute approval for quotation or listing on any securities market or national securities exchange, or assure that any such market will develop. Investors should continue to consider the liquidity and market risks described in the Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

DELIVERY OF FINAL OFFERING CIRCULAR

The Company may satisfy its obligation to deliver a Final Offering Circular by sending investors a notice within two business days after completion of a sale that contains the URL where the Final Offering Circular, or the Offering Statement in which the Final Offering Circular was filed, may be obtained.

RISK FACTORS

An investment in the Company's Common Stock involves a high degree of risk. Prospective investors should carefully review the "Risk Factors" section of the Offering Circular, together with all other information contained in the Offering Circular and this Supplement, before making an investment decision. Investors should be able to bear the loss of their entire investment.

INCORPORATION OF OFFERING CIRCULAR

This Supplement does not replace the Offering Circular. The Offering Circular dated June 22, 2026, together with this Supplement, constitutes the offering circular with respect to the securities currently being offered. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offering Circular.

COMPANY INFORMATION

Issuer	Obsidian Prime Inc.
CIK	0002011021
SEC Regulation A File No.	024-12789
State of Incorporation	California
Principal Executive Office	3130 Balfour Rd., Suite D, Brentwood, CA 94513
EIN	99-1086213
Qualification Date	August 6, 2026 at 4:00 P.M.
Securities Offered	Up to 75,000,000 shares of Common Stock
Offering Price	$1.00 per share
Maximum Aggregate Offering	$75,000,000
Recent Series A Financing	1,000,000 Series A shares at $1.00 per share
Gross Proceeds from Series A Financing	$1,000,000